82-97

99

05009610

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 49,456,015 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
| --- | --- |
| 20 June 2005 | 55,389 |
| 21 June 2005 | 154,078 |
| 22 June 2005 | 28,808 |
| 23 June 2005 | 61,005 |
| 24 June 2005 | 77,200 |

SUPPL

The Company was advised of these transactions on 24 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

R Médori

S R Thompson

A J Trahar

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
WASH. D.C. 209 SECTION

N Jordan
Secretary
24 June 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 49,456,015 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 20 June 2005 | 55,389 |
| 21 June 2005 | 154,078 |
| 22 June 2005 | 28,808 |
| 23 June 2005 | 61,005 |
| 24 June 2005 | 77,200 |

The Company was advised of these transactions on 24 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

R Médori

S R Thompson

A J Trahar



N Jordan
Secretary
24 June 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 49,456,015 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
| --- | --- |
| 20 June 2005 | 55,389 |
| 21 June 2005 | 154,078 |
| 22 June 2005 | 28,808 |
| 23 June 2005 | 61,005 |
| 24 June 2005 | 77,200 |

The Company was advised of these transactions on 24 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
24 June 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 49,456,015 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
| --- | --- |
| 20 June 2005 | 55,389 |
| 21 June 2005 | 154,078 |
| 22 June 2005 | 28,808 |
| 23 June 2005 | 61,005 |
| 24 June 2005 | 77,200 |

The Company was advised of these transactions on 24 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
24 June 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc